                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                  PARAVANT INC.
                                (Name of Issuer)


                     Common Stock, par value $.015 per share
                         (Title of Class of Securities)

                                   699376 10 9
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-(c)

         [X]      Rule 13d-1(d)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 699376 10 9                                          Page 2 of 5
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      1        Names of Reporting Persons
               I.R.S. Identification Nos. of Above Persons (Entities Only)

               Krishan K. Joshi
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      2        Check the Appropriate Box if a Member of a Group   (a) : [  ]
               (See Instructions)                                 (b) : [  ]

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      3        SEC Use Only

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      4        Citizenship or Place of Organization

               USA

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                             5    Sole Voting Power
        NUMBER OF
          SHARES                  1,160,342
       BENEFICIALLY        -----------------------------------------------------
         OWNED BY            6    Shared Voting Power
           EACH
        REPORTING                 489,500
          PERSON           -----------------------------------------------------
           WITH              7    Sole Dispositive Power

                                  1,160,342
                           -----------------------------------------------------
                             8    Shared Dispositive Power

                                  489,500
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      9        Aggregate Amount Beneficially Owned by Each Reporting Person

               1,649,842
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     10        Check Box if the Aggregate Amount in Row (9) Excludes Certain
               Shares: [ ]
               (See Instructions)

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     11        Percent of Class Represented by Amount in Row (9)

               9.5%
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     12        Type of Reporting Person (See Instructions)

               IN
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Note: All of the information set forth in this Amendment No. 5 to Schedule 13G is as of December 31, 2001.

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CUSIP No. 699376 10 9                                          Page 3 of 5
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Item 1.

         (a)      Name of Issuer:

                  Paravant Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  89 Headquarters Plaza North, Suite 1421
                  Morristown, NJ 07960

Item 2.

         (a)      Name of Persons Filing:

                  Krishan K. Joshi

         (b)      Address of Principal Business Office or if None, Residence:

                  4402 Dayton-Xenia Road
                  Dayton, Ohio 45432

         (c)      Citizenship:

                  USA

         (d)      Title of Class of Securities:

                  Common Stock

         (e)      Cusip Number:

                  699376 10 9

Item 3.

         N/A

Item 4.  Ownership

         (a)      Amount Beneficially Owned:

                  1,649,842 shares (includes 358,880 shares of common stock owned individually by Mr. Joshi's spouse, currently exercisable options to purchase 321,000 shares of common stock granted to Mr. Joshi under a stock option plan of the issuer, and 130,620 shares of common stock owned by UES, Inc., an Ohio corporation of which Mr. Joshi owns 74% of the outstanding stock).

         (b)      Percent of Class: 9.5%

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CUSIP No. 699376 10 9                                          Page 4 of 5
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         (c) Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote:
                   Mr. Joshi has sole power to vote or to direct the vote with respect to 1,160,342 shares.

             (ii)  Shared power to vote or to direct the vote:
                   Mr. Joshi and UES, Inc. share the power to vote or to direct the vote with respect to 130,620 shares. Mr. Joshi and Mr. Joshi's spouse share the power to vote or to direct the vote with respect to 358,880 shares.

             (iii) Sole power to dispose or to direct the disposition of:
                   Mr. Joshi has sole power to dispose or to direct the disposition of 1,160,342 shares.

             (iv)  Shared power to dispose or to direct the disposition of:
                   Mr. Joshi and UES, Inc. share the power to dispose or to direct the disposition of 130,620 shares. Mr. Joshi and Mr. Joshi's spouse share the power to dispose or to direct the disposition of 358,880 shares.

Item 5.  Ownership of Five Percent or Less of a Class

                  N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                  N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company

                  N/A

Item 8.  Identification and Classification of Members of the Group

                  N/A

Item 9.  Notice of Dissolution of Group

                  N/A

Item. 10. Certification

                  N/A

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CUSIP No. 699376 10 9                                          Page 5 of 5
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2002

                                           /s/ Krishan K. Joshi
                                           -------------------------------------
                                           Krishan K. Joshi